Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

Virgin Orbit’s Launcher One Begins Pre-flight Prep Before Its End of Year Flight

Coming off successful back-to-back launches, the Virgin Orbit team is settling into a steady flight preparation rhythm with LauncherOne arriving in Mojave Air and Spaceport early Monday morning

OJAVE, Calif.—November 9, 2021— A fully assembled rocket that will carry both Department of Defense and Polish SatRevolution satellites to space has arrived at the Mojave Air and Space Port after departing Virgin Orbit’s Long Beach rocket factory Monday. The rocket is now being mated to the customized 747 that serves as Virgin Orbit’s flying and fully re-usable launch pad and mobile mission control, with expected launch before the end of the year.

The mission, named Above the Clouds, would mark Virgin Orbit’s third launch of 2021 and is aiming to reach an orbit of 500 km. Virgin Orbit, which has announced a planned business combination with NextGen Acquisition Corp. II (“NextGen”) (NASDAQ: NGCA), has entered into a steady rhythm of launches, with the anticipation of additional launches doubling in 2022. Virgin Orbit CEO Dan Hart commented on the upcoming launch calling this mission “an important step forward in achieving our goal to provide an affordable, accessible, and reliable route to low-earth orbit for customers around the world. All of us at Virgin Orbit are excited to continue to share our progress with the space community here in California as we gear up for even bigger things to come globally in 2022.”

The Mission Manifest:

•	The U.S. Department of Defense, which is launching eight Research and Development (R&D) satellites from multiple government agencies that are experiments in space-based communications and in-space navigation, as well as a university payload sponsored by NASA. This launch, also known as STP-VP27B, was awarded to Virgin Orbit through our subsidiary VOX Space by the DoD’s Defense Innovation Unit (DIU) as part of the DoD Space Test Program’s (STP) Rapid Agile Launch (RALI) Initiative. DIU is an organization working to accelerate the adoption of commercial technology into the U.S. military to strengthen national security.

•	Polish company SatRevolution, which is launching two nanosatellites: STORK-3 and SteamSat-2. STORK-3 joins the STORK-4 and STORK-5 Marta satellites placed in orbit on our June 2021 mission as part of SatRevolution’s Earth-observation capabilities, with a focus on serving customers in the agricultural sector to take medium-resolution photos. SteamSat-2 is a technology demonstrated for SteamJet Space System (UK)’s innovative water-fueled thrusters for in-space propulsion.

Mission Name: Above the Clouds

Launch Site: Fully mobile LauncherOne system will conduct the flight from what is currently a bare concrete pad at the Mojave Air and Space Port in California

Target Orbit: 500 km, circular orbit at 45 degrees inclination

Launch Timing: December 2021

Launch Coverage: Real time updates to be provided via social media and a public livestream

ABOUT VIRGIN ORBIT

Virgin Orbit builds and operates the most flexible and responsive satellite launcher ever invented: LauncherOne, a dedicated launch service for commercial and government-built small satellites. LauncherOne rockets are designed and manufactured in Long Beach, California, and are air-launched from our modified 747-400 carrier aircraft — allowing us to operate from locations all over the world in order to best serve each customer’s needs. To learn more or to apply to join Virgin Orbit’s talented and growing team, visit virginorbit.com.

ABOUT NEXTGEN

NextGen Acquisition Corp. II is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on Nasdaq under the ticker symbol "NGCA." For more information, please visit www.nextgenacq.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on September 16, 2021, as amended by Amendment No. 1 to the registration statement filed on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

PARTICIPANTS IN THE SOLICITATION

NextGen and Vieco USA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NextGen and information regarding their interests in the business combination is set forth in NextGen’s registration statement on Form S-1 (File No. 333-253848) filed with the SEC on March 25, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xvii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.

Contacts

MEDIA INQUIRIES:

Alison Patch

press@virginorbit.com

+1-949-616-2504